Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 28, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 9, 2003, entitled “Vodafone Launches Bond Purchase Solicitation” and an announcement dated January 9, 2003, entitled “Vodafone Launches Bond Purchase Solicitation”

The following replaces the Bond Purchase Solicitation announcement released on 09/01/2003 at 07:45 under RNS 9515F.

The only change to the original text is the addition of paragraph 2. The full text of the announcement is below.

9 January 2003

VODAFONE LAUNCHES BOND PURCHASE SOLICITATION

Vodafone Group Plc (‘Vodafone’) announces today a cash tender offer to purchase bonds listed below (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Finance BV (previously Mannesmann Finance BV) and guaranteed by Vodafone Holding GmbH (previously Mannesmann AG) (the ‘Guarantor’) also wholly owned.  The cash tender offer will be made by way of a solicitation of offers to sell (the ‘Solicitation’).

This press release does not constitute, or form part of, any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefor.  The Solicitation is not being made and will not be made directly or indirectly in, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America.  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet.  Accordingly, copies of any documents related to the Solicitation are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America.  Any purported offer in response to the Solicitation resulting directly or indirectly from a violation of these restrictions will be invalid.  No securities or other forms of consideration are being solicited from a resident of the United States of America, and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the offer are sought by this press release.

Vodafone is undertaking the Solicitation for the following reasons:-

•                  Vodafone does not and has no plans to guarantee the Bonds.  Therefore, this Solicitation gives an opportunity to holders of the Bonds (‘Bondholders’) to receive cash following recent changes to the Guarantor, which are more fully described in the Solicitation document.

•                  Vodafone and its subsidiaries (‘Vodafone Group’) have sufficient cash to purchase tendered Bonds and wish to earn a better return than investing in short term financial assets.  The purchase of Bonds pursuant to the Solicitation will not affect Vodafone Group’s net debt.

•                  Vodafone Group has approximately €3.8bn of bonds maturing before the end of January 2005 and wishes to repay a significant part of this now.  If all the Bonds were to be tendered this amount would reduce to approximately €0.8bn.

•                  Vodafone Group has euro denominated bonds issued by Vodafone and Vodafone Finance BV but believes it more efficient to only have one issuer quoted in the market.

Vodafone Finance BV was incorporated as a finance vehicle to issue bonds and to lend the proceeds to Vodafone Holding GmbH which was the ultimate listed holding company for the Mannesmann group.

Bondholders may either sell Bonds to Deutsche Bank AG, acting as agent for Vodafone in the Solicitation between 28 January and 31 January 2003, or place an order through Euroclear or Clearstream between 28 January and 3 February 2003.  The price* will be calculated by reference to the yield on the relevant Reference Bund plus a fixed spread which will be formally announced on 28 January 2003 after completion of the marketing period.  For Bondholders selling to Deutsche Bank AG the Reference Bund yield will be quoted at the time the order is placed whilst for orders placed through Euroclear or Clearstream it will be quoted at 2:00 pm Frankfurt time on 3 February 2003.  The price plus accrued interest on the Bonds is expected to be settled on 6 February 2003.

Bonds	Reference Bund	Preliminary Fixed Spread	Illustrative Price*

€2,500,000,000 4.875% due 8 September 2004	6.75% July 2004	+25	102.913%

€460,162,693.08 (DM900m) 5.25% due 21 January 2005	4.25% February 2005	+41	103.888%

€3,000,000,000 4.75% due 27 May 2009	3.75% January 2009	+67-77 range	101.166-101.710%

*Further details are contained in the Solicitation document.

-ends-

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Deutsche Bank AG London

Sandra Hughes

Tel: +44 (0) 20 7545 8011

2003/003

9 January 2003

VODAFONE LAUNCHES BOND PURCHASE SOLICITATION

Vodafone Group Plc (‘Vodafone’) announces today a cash tender offer to purchase bonds listed below (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Finance BV (previously Mannesmann Finance BV) and guaranteed by Vodafone Holding GmbH (previously Mannesmann AG) (the ‘Guarantor’) also wholly owned.  The cash tender offer will be made by way of a solicitation of offers to sell (the ‘Solicitation’).

Vodafone is undertaking the Solicitation for the following reasons:-

•                  Vodafone does not and has no plans to guarantee the Bonds.  Therefore, this Solicitation gives an opportunity to holders of the Bonds (‘Bondholders’) to receive cash following recent changes to the Guarantor, which are more fully described in the Solicitation document.

•                  Vodafone and its subsidiaries (‘Vodafone Group’) have sufficient cash to purchase tendered Bonds and wish to earn a better return than investing in short term financial assets.  The purchase of Bonds pursuant to the Solicitation will not affect Vodafone Group’s net debt.

•                  Vodafone Group has approximately €3.8bn of bonds maturing before the end of January 2005 and wishes to repay a significant part of this now.  If all the Bonds were to be tendered this amount would reduce to approximately €0.8bn.

•                  Vodafone Group has euro denominated bonds issued by Vodafone and Vodafone Finance BV but believes it more efficient to only have one issuer quoted in the market.

Vodafone Finance BV was incorporated as a finance vehicle to issue bonds and to lend the proceeds to Vodafone Holding GmbH which was the ultimate listed holding company for the Mannesmann group.

Bondholders may either sell Bonds to Deutsche Bank AG, acting as agent for Vodafone in the Solicitation between 28 January and 31 January 2003, or place an order through Euroclear or Clearstream between 28 January and 3 February 2003.  The price* will be calculated by reference to the yield on the relevant Reference Bund plus a fixed spread which will be formally announced on 28 January 2003 after completion of the marketing period.  For Bondholders selling to Deutsche Bank AG the Reference Bund yield will be quoted at the time the order is placed whilst for orders placed through Euroclear or Clearstream it will be quoted at 2:00 pm Frankfurt time on 3 February 2003.  The price plus accrued interest on the Bonds is expected to be settled on 6 February 2003.

Bonds	Reference Bund	Preliminary Fixed Spread	Illustrative Price*

€2,500,000,000 4.875% due 8 September 2004	6.75% July 2004	+25	102.913%

€460,162,693.08 (DM900m) 5.25% due 21 January 2005	4.25% February 2005	+41	103.888%

€3,000,000,000 4.75% due 27 May 2009	3.75% January 2009	+67-77 range	101.166-101.710%

*Further details are contained in the Solicitation document.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Deutsche Bank AG London

Sandra Hughes

Tel: +44 (0) 20 7545 8011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 28, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary